                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 2003

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                        Commission file number 000-13818

              BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
   (formerly "Banco Popular de Puerto Rico Employees Stock Plan (Puerto Rico)"

              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)

                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

BANCO POPULAR DE PUERTO RICO
SAVINGS AND STOCK PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 30, 2003 AND 2002

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
INDEX

                                                                                PAGE(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................       1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of
December 30, 2003 and 2002..................................................       2

Statement of Changes in Net Assets Available for Benefits
for the fiscal year ended December 30, 2003.................................       3

Notes to Financial Statements...............................................     4-8

SUPPLEMENTAL SCHEDULE

Schedule I - Schedule of Assets (Held at End of Year)
 at December 30, 2003.......................................................       9

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Banco Popular de Puerto Rico
Savings and Stock Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Banco Popular de Puerto Rico Savings and Stock Plan (the "Plan"), at December 30, 2003 and 2002, and the changes in net assets available for benefits for the fiscal year ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 18, 2004

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2003 AND 2002

                                            2003            2002
ASSETS
Investments at fair value                $83,171,633   $59,032,266
Contribution receivable                      212,656             -
Profit sharing contribution receivable     1,581,531     2,379,168
Dividends receivable and other               486,637       345,807
                                         -----------   -----------
                                          85,452,457    61,757,241
Cash and cash equivalents                    120,681       165,566
                                         -----------   -----------
        Total assets                     $85,573,138   $61,922,807

LIABILITIES
Accounts payable                         $    35,689   $    24,409
                                         -----------   -----------
        Total liabilities                     35,689        24,409
                                         -----------   -----------
Net assets available for benefits        $85,537,449   $61,898,398
                                         ===========   ===========

   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE FISCAL YEAR ENDED DECEMBER 30, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
  Net appreciation in fair value of investments           $21,074,759
  Investment income                                         1,830,036
                                                          -----------
        Total investment income                            22,904,795
                                                          -----------
CONTRIBUTIONS
Employer                                                    2,236,313
Participants                                                4,245,231
Rollovers from other qualified plans                           43,473
                                                          -----------
        Total contributions                                 6,525,017
                                                          -----------
        Total additions                                    29,429,812
                                                          -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants and withdrawals               5,790,761
                                                          -----------
        Net increase                                       23,639,051

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year                                          61,898,398
                                                          -----------
End of year                                               $85,537,449
                                                          ===========

   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2003 AND 2002

1.    DESCRIPTION OF PLAN

      The following description of the Banco Popular de Puerto Rico Savings and Stock Plan (the "Plan"), formerly the "Banco Popular de Puerto Rico Employees Stock Plan (Puerto Rico)", provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

      GENERAL

      The Plan is a defined contribution plan created for the purpose of providing employees with a tax advantaged approach for saving money for retirement. The Plan provides the participants the ability to acquire investments in mutual funds, as well as share in the Bank's (the "Bank") future through the purchase of Popular, Inc. (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and covers substantially all employees of the Bank who have three months of service, are age eighteen or older, and are residents of the Commonwealth of Puerto Rico.

      PARTICIPANT CONTRIBUTIONS

      Plan participants may authorize the Bank to make pre-tax and after-tax payroll deductions up to 10% of their monthly compensation, as defined in the plan document. At no time may a participant's pre-tax contribution exceed the lesser of 10% of compensation, as defined, or $8,000. Participant contributions made up to January 31, 2001 and which have been invested in the Popular, Inc. common stock remain invested in such option until the participant has attained 50 years of age and has completed 10 years of service.

      EMPLOYER CONTRIBUTIONS

      The Bank makes two types of contributions: a) a discretionary contribution based on the Bank's profitability and b) a matching contribution on the basic compensation as defined in the plan document for those who elect to contribute and invest in Popular Inc. common stock. The Plan sponsor contributes to the plan on behalf of each participant, a matching contribution equal to 50% of each participant's pre-tax contributions up to a maximum of 2% of the participant's compensation invested in Popular, Inc. common stock. After-tax contributions and participant pre-tax contributions that are not invested in Popular, Inc. common stock are not matched by the sponsor. A participant's share of any Bank contribution, is to be invested solely in the Popular, Inc. common stock until such time as he/she has attained 50 years of age and has completed 10 years of service. At that time, a participant has full discretionary investment powers over his/her account, including future plan sponsor contributions.

      PARTICIPANT ACCOUNTS

      Each participant account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Any dividends paid by Popular, Inc. and mutual fund shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2003 AND 2002

      VESTING

      Participants are vested immediately in their voluntary contribution plus actual earnings thereon. Vesting in the Bank's matching and discretionary contributions plus actual earnings thereon is based on years of service. The Bank's contribution vest in accordance with the following schedule:

YEARS OF SERVICE                                    VESTING %
  Less than 1                                           0
  At least 1                                           20
  At least 2                                           40
  At least 3                                           60
  At least 4                                           80
   5 or more                                          100

      PAYMENT OF BENEFITS

      Participants receive the vested portion of their individual accounts when employment with the Bank ends. In service withdrawals are permitted, but limited to after-tax contributions in the participant's account. Minimum withdrawal is $1,000. Upon termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the vested interest in his or her account as a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

      PLAN EXPENSES AND ADMINISTRATION

      The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof.

      Contributions are held and managed by a trustee appointed by the Board of Directors of the Bank. All Banco Popular de Puerto Rico is the Trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the Trustee for the investment in Popular, Inc. common stock. Expenses of the Plan are borne by the Bank.

      FORFEITED ACCOUNTS

      Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions or, at the Bank's discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant's account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

      The Company used forfeitures amounting to $580,521 to reduce its profit sharing contribution in 2003.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The Plan's financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

      Purchases and sales of securities are recorded on the trade date basis, while dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as defined.

      CONTRIBUTIONS

      Employee and Bank contributions are recorded in the Plan year in which the Bank makes the payroll deductions.

      TRANSFER OF ASSETS TO OTHER PLANS

      Terminated employees and retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

3.    INVESTMENTS

      The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 30:

                                      2003                                   2002
                            # OF                                   # OF
                           SHARES                 VALUE           SHARES                  VALUE
Common stock
  Popular, Inc.*         1,797,016            $ 81,045,428      1,718,145             $ 57,712,506

* includes non-participant directed portion

During 2003, the Plan's investments (including gains and losses on investments bought and sold) appreciated in value as follows:

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2003 AND 2002

Mutal funds                                                       $      211,415
Common stock - Popular, Inc.                                          20,863,344
                                                                  --------------
                                                                  $   21,074,759
                                                                  ==============

4.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in assets relating to non-participant directed investments as of December 30, is as follows:

                                                   2003                2002
Net asset
    Popular, Inc. Common Stock              $   50,407,917        $   40,377,107

                                                                    YEAR ENDED
                                                                   DECEMBER 30,
                                                                       2003
Changes in net assets
    Contributions                                                 $    2,502,972
    Dividends and interest                                             1,090,836
    Net appreciation                                                  12,864,439
    Benefits paid to participants                                     (1,940,658)
    Transfers to participant directed investments
     and other Plans under ERISA requirements                         (4,486,779)
                                                                  --------------
                                                                  $   10,030,810
                                                                  ==============

      Effective January 31, 2001, the plan was amended to require, among other things, that participant investments in Popular, Inc. common stock up to that date, are to remain invested until a participant attains 50 years of age and 10 years of service. At that time, the participants will be allowed to direct their investment balances to other investment options.

5.    PROFIT SHARING CONTRIBUTION RECEIVABLE

      The Board of Directors of the Bank approved profit sharing contributions of $2,162,052 and $2,127,434 based on 2003 and 2002 Bank earnings, respectively. The Company used in 2003 forfeitures amounting to approximately $580,521 to reduce its profit sharing contributions. No forfeitures were used to reduce the 2002 profit sharing contribution. Amounts receivable were subsequently collected in February 2004 and February 2003, respectively.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2003 AND 2002

6.    TAX STATUS

      The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 28, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. The Plan Administrator, based on the Plan's tax counsel's advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.    RISKS AND UNCERTAINTIES

      The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 30, 2003
(SCHEDULE H, PART IV, LINE 4i ON FORM 5500)

                                               DESCRIPTION OF                                            CURRENT
      IDENTITY OF ISSUE                          INVESTMENT         SHARES             COST               VALUE
Dreyfus Emerging Leaders Fund                  Mutual Fund           4,729.436          ***            $   184,732
Federated Government Obligation Fund           Mutual Fund       1,144,249.157          ***              1,144,249
Fidelity Advisor Equity Growth Fund            Mutual Fund           3,135.313          ***                145,855
Fidelity Advisor Mid Cap                       Mutual Fund           2,427.062          ***                 54,463
Federated Equity Income Fund                   Mutual Fund           4,458.154          ***                 70,929
MFS Research International A Equity Fund       Mutual Fund           2,703.809          ***                 37,042
PIMCO Total Return                             Mutual Fund          13,797.544          ***                147,634
Scudder International Equity - IV              Mutual Fund           1,503.297          ***                 29,810
Van Kampen Common Stock Fund - A               Mutual Fund           4,908.269          ***                 78,189
Vanguard 500 Index Fund                        Mutual Fund           1,930.416          ***                197,791
Vanguard Total Bond Market Index Fund          Mutual Fund           3,447.717          ***                 35,511
Popular, Inc.*                                 Common stock**    1,797,016.146        38,043,035        81,045,428
                                                                                 ---------------       -----------
                                                                                 $    38,043,035       $83,171,633
                                                                                 ===============       ===========

*     Party in-interest

**    Includes non participant directed portion

***   Cost is not required for participant directed investments

                                    SIGNATURE

      Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            BANCO POPULAR DE PUERTO RICO
                                               SAVINGS AND STOCK PLAN
                                            ----------------------------
                                                   (Name of Plan)

                                            By:  /s/ Jorge A. Junquera
                                                 -----------------------
                                                 Jorge A. Junquera
                                                 Authorized Representative

Dated: June 28, 2004